Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2011 and 2010 (dollars in thousands except per share amounts):

	Three months ended March 31, 2011		Three months ended March 31, 2010
	Basic	Diluted	Basic	Diluted

Net income attributable to Brookline Bancorp, Inc.	$7,267	$7,267	$6,353	$6,353

Weighted average shares outstanding	58,611,488	58,611,488	58,554,922	58,554,922
Effect of dilutive securities	—	6,821	—	4,864
Adjusted weighted average shares outstanding	58,611,488	58,618,309	58,554,922	58,559,786

Earnings per share	$0.12	$0.12	$0.11	$0.11